SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: January 10, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Press release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: January 10, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

January 10, 2005

IVANHOE MINES TO LIST ON THE NEW YORK STOCK EXCHANGE

NEW YORK, NY — Ivanhoe Mines’ Chairman Robert Friedland announced today that the company will list its common shares on the New York Stock Exchange (NYSE) and trading is expected to begin on January 18, 2005, under the ticker symbol IVN.

Ivanhoe Mines is not issuing any new shares or raising any new capital as part of the NYSE listing. The company has a current market capitalization of approximately US $2.1 billion.

Ivanhoe Mines’ shares also trade on the Toronto and Australian stock exchanges under the symbol IVN. The company’s shares are currently listed on the NASDAQ Stock Market under the ticker symbol HUGO; however, concurrent with the NYSE listing, the company’s shares will be voluntarily removed from NASDAQ.

“Ivanhoe Mines is committed to raising its profile among international investors and potential global partners. Listing on the New York Stock Exchange will provide an excellent platform to highlight to the financial and mining community our exceptional Mongolian copper, gold and coal mining projects — strategically located on the northern doorstep of the world’s largest consumer and importer of minerals — China,” said Mr. Friedland.

The NYSE is the largest equities marketplace in the world. It is home to some 2,800 companies with a total global market capitalization of US $20 trillion.

Ivanhoe Mines, with mining operations in the Asia Pacific region, is a producer of copper, gold and iron ore products. Ivanhoe Mines’ core assets are its 100%-owned Oyu Tolgoi (Turquoise Hill) copper and gold project in southern Mongolia and exploration rights that it holds or controls covering approximately 118,000 square kilometres in central and southern Mongolia, where additional discoveries of copper, gold and coal are being evaluated. Ivanhoe also is exploring in the Chinese province of Inner Mongolia and in Australia. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar and iron ore products from ABM Mining’s Savage River mine in Australia. More information about the company, its mining operations and exploration projects is available at www.ivanhoemines.com.

Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755

FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the expected listing of Ivanhoe’s shares on the NYSE and the removal of Ivanhoe shares from NASDAQ. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian, US and Australian securities regulators.

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